February 10, 2005

  U.S. Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, D.C. 20549
  Attention:  Filing Unit

         Re:      Fusion Telecommunications International, Inc.
                  Registration Statement on Form S-1/A


Members of the Commission:

We transmit for filing Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1/A under the Securities Act of 1933, as amended.

On behalf of the Registrant, I respectfully request acceleration of the effective date to 9:00am on February 11, 2005, or as soon thereafter as possible. An acceleration request on behalf of the principal underwriter is filed separately. In connection with this request for acceleration, the Registrant acknowledges the following:

       o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

       o the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct any questions regarding this filing to the undersigned at (212) 972-2000.

Very truly yours,

/S/ Matthew D. Rosen
Matthew D. Rosen